Exhibit 2.2

AMENDMENT TO

MEMBER INTEREST PURCHASE AGREEMENT

THIS AMENDMENT TO AMENDED MEMBER INTEREST PURCHASE AGREEMENT dated as of December 30, 2004 (this “Amendment”) is made by and among C-COR Incorporated (“C-COR”), a Pennsylvania corporation, Broadband Management Solutions, LLC (“Purchaser”), a subsidiary of C-COR and a Delaware limited liability company, nCUBE Corporation (“Seller”), a Delaware corporation, and nCUBE Sub, LLC (the “Company”), a Delaware limited liability company.

BACKGROUND

1. Purchaser and Seller are parties to a Member Interest Purchase Agreement dated as of October 20, 2004, regarding the purchase by Purchaser of the Units of the Company and including the Subsidiary Interest Transfer and IP Transfer from Seller (the “Agreement”).

2. The parties desire to amend the terms of the Agreement as set forth herein.

3. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Amendments. The terms of the Agreement are amended as follows:

Section 1.1 The following definitions are added to Section 1.1 of the Agreement:

“BV Transfer Date” shall have the meaning set forth in Section 3.1 of the Agreement.

“Intercompany Payables” shall have the meaning set forth in Section 6.10(a) of the Agreement.

“Reconciliation” shall have the meaning set forth in Section 10.11 of the Agreement.

“Transfer” shall have the meaning set forth in Section 10.11 of the Agreement.

“UK Cash” shall have the meaning set forth in Section 10.11 of the Agreement.

“UK Subsidiary” shall mean nCUBE UK Ltd.

“UK Subsidiary Interests” shall mean all of the outstanding equity interests in nCUBE UK Ltd.

Section 2.1 Section 2.1(a) of the Agreement is deleted in its entirety and replaced with the following:

(a)	On the terms and subject to the conditions set forth in this Agreement, and for the Purchase Price set forth in Section 2.3 below: (1) on the Closing Date, Seller will sell, convey, assign, transfer and deliver the Units to Purchaser and the Business Intellectual Property to BRC and Purchaser will purchase and acquire the Units and will cause BRC to purchase and acquire the Business Intellectual Property from Seller; and (2) upon consummation of the Reconciliation, Seller will sell, convey, assign, transfer and deliver the UK Subsidiary Interests to BV, and Purchaser will cause BV to purchase and acquire the UK Subsidiary Interests.

Section 2.2(b) Section 2.2(b) of the Agreement is deleted in its entirety and replaced with the following:

(b)	Except as provided under Section 6.11(a) of this Agreement, Seller shall not contribute, transfer or assign to the Company, and the Company shall not acquire or accept from Seller any cash of Seller, any of the Company Group Plans, Business Employees not included in the Transition Plan, deferred tax assets of Seller, any interest in any entity in which Enron Corporation or any of its Subsidiaries is an Affiliate, Business Intellectual Property, Subsidiary Interests, any inter-company receivables of Seller from the UK Subsidiary or nCUBE Deutschland GmbH as of the Closing Date, or any of the assets listed on Schedule 2.2(b) (the “Excluded Assets”).

Section 2.4 Section 2.4(a)(2) of the Agreement is deleted in its entirety and replaced with the following:

(2)	On or before the later of forty-five (45) days after the Closing Date or thirty (30) days after the date of receipt of the Supplemental Financial Statements by the Purchaser, Purchaser shall calculate the Company’s Transferred Working Capital as of the Closing Date according to GAAP and in a manner consistent with the Financial Statements, and shall submit to Seller a certificate of the Chief Financial Officer of Purchaser stating the Transferred Working Capital of the Company as of the Closing Date (“Purchaser’s Working Capital Certificate”).

Section 3.1 Section 3.1 of the Agreement is deleted in its entirety and replaced with the following:

3.1 Time, Place and Effective Date. The delivery of the Units and the Business Intellectual Property pursuant to Section 2.1 and the payment of the Purchase Price pursuant to Section 2.3 (the “Closing”) shall take place at the offices of Ballard Spahr Andrews & Ingersoll, LLP, 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania 19103, or at such other place as shall be mutually agreed to by the parties hereto, as soon as practicable following the satisfaction of all of the closing conditions set forth in Sections 8 and 9 hereto, but no later than 10:00 a.m. (East Coast time) on the tenth (10th) business day after satisfaction of all of the Closing conditions set forth in Sections 8 and 9 hereto, or such other date (the “Closing Date”) as mutually agreed by Purchaser and Seller after the satisfaction or waiver of all of the Closing conditions. The delivery of the UK Subsidiary Interests shall take place upon consummation of the Reconciliation or other Transfer at the location where Closing took place, or at such other place as shall be mutually agreed to by the parties hereto. The effective time of the transactions contemplated to be consummated at Closing shall be deemed to be 11:58 p.m. (East Coast time) on the Closing Date. The effective time of the transfer of the UK Subsidiary Interests shall be deemed to be 11:58 p.m. (East Coast time) on the date of the consummation of the transfer of the UK Subsidiary Interests to BV, and in no event later than January 31, 2005 (the date of such consummation, the “BV Transfer Date”).

Section 3.2 Section 3.2(a)(11) of the Agreement is deleted in its entirety and replaced with the following:

(11)	executed counterparts of all bills of sale and assignment and assumption agreements as may be necessary to transfer the Business Intellectual Property to BRC; and

Section 3.2(c)(1) Section 3.2(c)(1) is deleted in its entirety and replaced with the following:

(1)	INTENTIONALLY OMITTED

Section 4.30 Section 4.30 is added:

4.30	Subsidiary Representations and Warranties. All representations and warranties made with respect to the UK Subsidiary, the UK Subsidiary Interests or the Subsidiary Interest Plans of the UK Subsidiary shall be true and correct on and as of the BV Transfer Date as though made at that time (except to the extent such representations and warranties speak as of a date that is earlier than the Closing Date, in which case as of such earlier date).

Section 6.9 Section 6.9 of the Agreement is deleted in its entirety and replaced with the following:

6.9	Fiscal Year; Supplemental Financial Statements. As soon as practicable after Closing, but in no event later than February 15, 2005, Seller shall provide audited financial statements of Seller for the fiscal years ended December 31, 2002 and December 31, 2003, and the nine (9) month period ended September 30, 2004 (such audited financial statements, the “Supplemental Financial Statements”), and such other financial information, statements, certifications and reports (whether audited or unaudited) including audited interim financial statements, as is deemed reasonably necessary by C-COR or Purchaser in order to permit C-COR and Purchaser to comply with state and federal securities laws, including Rule 3-05 of Regulation S-X. Seller and the Company will cause the chief financial officer and chief executive officer of Seller to execute and deliver all reasonable certifications and representation letters reasonably requested by Purchaser for all periods through and including the Closing Date.

Section 6.10 Section 6.10(a) of the Agreement is deleted in its entirety and replaced with the following:

(a)	INTENTIONALLY OMITTED

Section 10.8 Section 10.8(a) of the Agreement is deleted in its entirety and replaced with the following:

(a)	C-COR shall use commercially reasonable best efforts to prepare and file a registration statement on Form S-3 with the SEC (and any related qualification under blue sky laws) on or before the later of forty-five (45) days after the Closing Date or thirty (30) days after the date that C-COR files a Form 8-K\A attaching the Supplemental Financial Statements, covering the resale by Seller and the Creditors of the C-COR Common Stock, C-COR Debt Securities and the C-COR Common Stock underlying the C-COR Debt Securities (the “Registration Statement”), and to cause the Registration Statement to be declared effective as soon as reasonably practicable thereafter.

Section 10.11 Section 10.11 is added:

10.11	Reconciliation.

(a) As soon as practicable following the Closing, Purchaser and Seller shall use good faith efforts to determine a mutually acceptable manner in which to transfer the UK Subsidiary Interests to BV without the Indebtedness, accounts payable or other accounts owing from the UK Subsidiary to Seller or any of its Affiliates that exist as of the Closing Date (the “Intercompany Payables”). Such transfer of the UK Subsidiary Interests and procedure for effecting the settlement of the Intercompany Payables is sometimes referred to herein as the “Transfer”. The parties acknowledge that such Transfer may include a capital contribution by Seller to the UK Subsidiary of an amount sufficient for the UK Subsidiary to pay and satisfy in full any Intercompany Payables; whereupon receipt of such contribution, the UK Subsidiary shall pay and satisfy in full the Intercompany Payables (the “Reconciliation”).

(b) The parties intend that the manner in which the Intercompany Payables are settled and the transfer of the UK Subsidiary effected shall not require any additional payments or incurrence of any additional liabilities by Purchaser (other than as provided in Section 10.11(d)) or any additional payments or the incurrence of any additional liabilities by Seller (other than as contemplated by the Reconciliation), the Creditors or any of their Affiliates.

(c) On the BV Transfer Date Seller will deliver to BV executed counterparts of all bills of sale, deeds of transfer, assignment and assumption agreements and other documents as may be necessary to transfer the UK Subsidiary Interests to BV.

(d) At the Closing, Purchaser shall assume and be solely responsible for all operating expenses incurred by the UK Subsidiary after the Closing and in the ordinary course of business consistent with past practice.

(e) From the receipt of the Closing Cash Payment until the BV Transfer Date, except for payments required pursuant to the Reconciliation or other Transfer, and except for payments of UK Cash, Seller will not and will not cause or permit the UK Subsidiary to: (i) disclaim, set aside, or pay any dividend or make any distribution of assets, including cash with respect to its capital, (ii) redeem, purchase or otherwise acquire any of its capital, (iii) engage in any practice, take any action or enter into any transaction of the type described in Section 4.8 of the Agreement or (iv) take any action which would reasonably be expected to result in a Material Adverse Effect to the UK Subsidiary Interests. Prior to the BV Transfer Date, Seller will not and will not cause or permit the UK Subsidiary to, make any distribution of the UK Cash unless such distribution would not reasonably be expected to result in a Material Adverse Effect to the UK Subsidiary Interests or the operations of the UK Subsidiary.

(f) Notwithstanding anything to the contrary contained herein, the amount of the cash balances of the UK Subsidiary as of the Closing Date (the “UK Cash”) shall be considered an “Excluded Asset” and shall be payable to Seller on the BV Transfer Date, except to the extent earlier paid to Seller in accordance with Section 10.11(e), and any cash generated following the Closing Date (other than contributions received pursuant to the Reconciliation or other Transfer) shall accrue for the benefit of and be owned by BV.

Section 11.5 Section 11.5(a) of the Agreement is deleted in its entirety and replaced with the following:

(a)	Limitations. All of the representations and warranties made by Purchaser, C-COR, the Company or Seller in this Agreement shall survive for a period of time equal to the number of days from the Closing Date to the date C-COR’s Annual Report on Form 10-K for the 2005 fiscal year is filed with the SEC plus the number of calendar days from the Closing Date of receipt by Purchaser of the Supplemental Financial Statements, (“Escrow Period”) except that (i) the representations and warranties set forth in Section 4.2 (Units) and 4.10 (title) shall survive Closing for an indefinite period and (ii) the representations and warranties set forth in Section 4.12 (Taxes) shall survive Closing until the time of the expiration of the applicable statute of limitations. In the event notice of any claim for indemnification for a breach of a representation or warranty pursuant to Section 11.3(a) hereof shall have been given within the applicable survival period, such representation or warranty that is the subject of such indemnification claim shall survive until such time as such claim is finally resolved. The covenants, conditions and agreements of the parties set forth in this Agreement shall survive indefinitely; provided, however that the indemnification obligations contained herein shall survive so long as the applicable representations, warranties, covenants, conditions and agreements survive.

Section 2. Representations and Warranties. Each party hereby represents and warrants to the other party that this Amendment will not (A) violate or conflict with its organizational documents, (B) violate or conflict with any law, statute, ordinance, rule or regulation or applicable judgment, decree, order, ruling, writ or injunction applicable to it, or (C) with or without the giving of notice, the lapse of time or both, conflict with, result in or constitute a ground for termination, cancellation or modification of, any of its contracts or obligations.

Section 3. Amendment Limited. Except as amended hereby, each of the provisions of the Agreement shall remain in full force and effect following this Amendment, and, except as explicitly provided herein, this Amendment shall not constitute a modification, acceptance or waiver of any other provision of the Agreement.

Section 4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same instrument. Any faxed signature shall be deemed to be an original.

Section 5. Integration. This Amendment and the Agreement contain the entire understanding between the parties hereto with respect to the subject matter hereof or thereof, and supersede all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein or therein contained. All references to the term Agreement shall mean the Agreement as amended by this Amendment. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

[SIGNATURES BEGIN ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have executed this Amendment to the Member Interest Purchase Agreement or caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

nCUBE Corporation

By:	/s/ Steven B. Fink
Name: Steven B. Fink
Title: Chairman

nCUBE Sub, LLC

By:	/s/ Steven B. Fink
Name: Steven B. Fink
Title: Chairman

C-COR Incorporated

By:	/s/ David A. Woodle
Name: David A. Woodle
Title: Chairman and Chief Executive Officer

Broadband Management Solutions, LLC

By:	/s/ William T. Hanelly
Name: William T. Hanelly
Title: Chief Financial Officer